KENNAMETAL INC.
                                                    Corporate Public Relations
                                                    Latrobe, PA 15650
                                                    412-539-4618

                                                    CONTACT: Charles T. Glazer

FOR IMMEDIATE RELEASE


                              KENNAMETAL DECLARES
                              QUARTERLY DIVIDEND

      Board Also Approves Capital Investments in China and Pennsylvania


Latrobe, Pa. -- January 29, 1996 -- The Board of Directors of Kennametal Inc. (NYSE: KMT) today declared a quarterly cash dividend of 15 cents per share payable February 23, 1996 to shareholders of record as of February 9, 1996. This action continues the dividend at the rate paid in the preceding five quarters.

      The Board also approved a plan to build a manufacturing facility in Shanghai, China at a cost of approximately $20 million. Kennametal will own 100 percent of the plant, which will manufacture tools made of cemented carbides and other hard materials for metalcutting applications.

      "There are tremendous growth opportunities for Kennametal in China and throughout the Asia/Pacific region," said Robert L. McGeehan, president and chief executive officer. "Although we already have several sales offices in China and two successful joint ventures in mining tools, by building this plant in Shanghai, we will increase our presence significantly in one of the world's fastest-growing markets."

      Kennametal is in negotiations with building contractors and will begin construction of the facility in the spring. The project will proceed in three phases, with the first phase being a 40,000 square-foot facility to house manufacturing, sales, engineering, administration, training and warehousing. Phase One is scheduled to be completed and manufacturing is scheduled to begin by January 1998.

      "Our market research strongly supports this move," said H. Patrick Mahanes, vice president and chief operating officer. "The opportunities for making and selling our products in China should contribute long term to our sustained, worldwide growth."

      Mahanes added that talks have gone well with Chinese authorities and that Kennametal's plans have been well received in Shanghai.

      Kennametal's Board also approved a capital expenditure to begin a pilot project at its Chestnut Ridge plant, located just outside Latrobe, Pennsylvania. This project to manufacture solid carbide drills will utilize Kennametal technology combined with technology it gained in its acquisition of Hertel, a former competitor headquartered in Fuerth, Germany.

      "This is another example of the strength of our acquisition of Hertel," said McGeehan. "This project unites two great, leading-edge technologies."

      Mahanes added, "This investment will allow us to participate in the growing carbide drill market worldwide. Because this is a pilot project, we cannot discuss at this time what the impact will be on our production numbers or if any new jobs will result. We will announce further plans in the future after we evaluate the project's start-up."

      The Chestnut Ridge project is scheduled to begin immediately.

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